MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBAL SOURCES LTD.

General

The following discussion and analysis provide information that our management believes is relevant to assessing and understanding its consolidated results of operations and financial condition.

Global Sources Ltd. was previously known as Trade Media Holdings Ltd., which was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies.

Our three business segments are online marketplace services, print advertising and subscription services, and global transaction software services.

During the three months ended June 30, 2000 our total revenues grew to $25.8 million from $22.3 million, an increase of $3.5 million, or 16%, in large part due to the 150% increase in online marketplace services revenue, as compared with the corresponding period last year.

During the six months ended June 30, 2000 our total revenues grew to $51.1 million from $44.4 million, an increase of $6.7 million, or 15%, in large part due to the 128% increase in online marketplace services revenue, as compared with the corresponding period last year.

Results of Operations

The following table provides the historical revenues and gross profit for our business segments.



	Three Months Ended			Six Months Ended
	June 30,		June 30,	June 30,	June 30,
	1999		2000	1999	2000

Revenues:
Online marketplace services ????????.	$ 5,646		$ 13,999	$ 10,966	$ 25,129
Print advertising and subscription services ????????????????????????..	16,009		10,783	31,836	23,761
Global transaction software services??..	256		133	417	240
Other ??????????????????????????..	397		836	1,138	1,955
Total Revenues ??????????????????	$ 22,308		$ 25,751	$ 44,357	$ 51,085

Gross Profit
Online marketplace services ????????.	$ 3,853		$ 8,949	$ 7,611	$ 16,388
Print advertising and subscription services ????????????????????????..	10,624		6,576	21,352	14,960
Global transaction software services??..	172		62	183	79
Other ??????????????????????????..	200		614	723	1,460
Total Gross Profit ??????????????....	$ 14,849		$ 16,201	$ 29,869	$ 32,887



The following table presents our revenues by geographical area:



	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	1999	2000	1999	2000

Revenues:
Asia ????????????..??????????????.	$ 20,706	$ 23,950	$ 41,249	$ 47,659
United States ????.????????????????	1,132	1,337	2,203	2,486
Europe ????..????????????????????.	236	286	547	580
Other ??????????????????????????..	234	178	358	360
Consolidated??..??..??????????????.	$ 22,308	$ 25,751	$ 44,357	$ 51,085



Consolidated Results

Revenues

During the three months ended June 30, 2000, our online marketplace services revenues increased by $8.4 million or 150% to $14.0 million as compared with $5.6 million in the corresponding period last year, as a result of our increased sales efforts and the continuing acceptance by our clients of Global Sources online marketplace services as a way of conducting export trade. Revenues in our print advertising and subscription services declined by $5.2 million or 33% during the three months ended June 30, 2000 as compared with the corresponding period last year, as a result of intense price competition and our ongoing emphasis on online marketplace services. Total revenues for the second quarter of 2000 were $25.8 million compared with $22.3 million for the second quarter of 1999, an increase of $3.5 million or 16%.

During the six months ended June 30, 2000, our online marketplace services revenues increased by $14.1 million or 128% to $25.1 million as compared with $11.0 million in the corresponding period last year, as a result of our increased sales efforts and the continuing acceptance by our clients of Global Sources online marketplace services as a way of conducting export trade. Revenues in our print advertising and subscription services declined by $8.0 million or 25% during the six months ended June 30, 2000 as compared with the corresponding period last year, as a result of intense price competition and our on-going emphasis on online marketplace services. Total revenues for the six months ended June 30, 2000 were $51.1 million compared with $44.4 million for the six months ended June 30, 1999, an increase of $6.7 million or 15%.

Our revenue growth in the second quarter of 2000 improved significantly, particularly in China, Taiwan and Hong Kong as a result of the business success achieved by our clients who use our Global Sources online marketplace services to promote their exports.

Gross Profit

Gross profit during the three months ended June 30, 2000 for our online marketplace services increased to $8.9 million as compared to $3.9 million, an increase of 128% over the corresponding period last year. This reflected the increase in revenues and related economies of scale. Total gross profit as a percentage of revenue was 63% in the second quarter of 2000 and 67% in the corresponding period last year. The reduced margin in the second quarter 2000 was mainly due to an increase in selling support costs and incentives provided to our independent sales representatives to increase revenues.

Gross profit during the six months ended June 30, 2000 for our online marketplace services increased to $16.4 million as compared to $7.6 million, an increase of 116% over the corresponding period last year. This reflected the increase in revenues and related economies of scale. Total gross profit as a percentage of revenue was 64% for the six months ended June 30, 2000 and 67% in the corresponding period last year. The reduced margin for the six months ended June 30, 2000, was mainly due to an increase in selling support costs and incentives provided to our independent sales representatives to increase revenues.

Circulation, General & Administration Costs

Circulation, general and administrative costs as a percentage of revenues were 42% in the second quarter of 2000 and 50% in the second quarter of 1999. This improvement was due primarily to an increase of $3.5 million in revenues. Circulation costs for our print advertising and subscription services amounted to $1.8 million in second quarter 2000, as compared to $2.0 million in second quarter 1999.

Circulation, general and administrative costs as a percentage of revenues were 44% for the six months ended June 30, 2000 and 49% for the corresponding period last year. This improvement was due primarily to an increase of $6.7 million in revenues. Circulation costs for our print advertising and subscription services amounted to $3.7 million in the six months ended June 30, 2000, as compared to $4.0 million in the corresponding period last year.

Development Costs

Development costs to fund the expansion of our online marketplace services were $1.1 million and $0.4 million in the second quarter of 2000 and 1999, respectively. During the six months ended June 30, 2000 online services development were $2.0 million, as compared to $1.1 million for the corresponding period last year. These costs resulted from our efforts to continue to build our online marketplace services and were expensed as incurred.

In the six months ended June 30, 2000, we continued our development of Global Sources Connect, a new online software service and capitalized costs of approximately $2.6 million. In fiscal year 1999, we capitalized approximately $4.6 million of software development costs.

Income Taxes

Our revenues earned in Hong Kong are subject to tax. In addition, we are also subject to withholding taxes on the remittance of collections principally in Taiwan, China and India.

Our subsidiary service businesses operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. We reported a tax provision of $0.3 million in each both the second quarters of 1999 and 2000 and $0.5 million in the six months ended June 30, 2000 and $0.6 million for the corresponding period last year.

Net Income

During the three months ended June 30, 2000, we recorded a non-cash compensation expense of $1.4 million resulting from the transfer of shares from our controlling shareholder to our chairman and chief executive officer. Non-cash listing expenses were $1.4 million. Net income in the second quarter of 2000 was $1.2 million after non-cash compensation expenses, as compared to net income of $3.1 million in the second quarter of 1999. During the six months ended June 30, 2000, net loss after non-cash compensation and listing expenses was $3.4 million, as compared to net profit of $6.3 million for the corresponding period last year.

Net income before non-cash compensation and listing expenses of $2.8 million was $4.0 million in the second quarter of 2000, as compared to net income of $3.1 million in the second quarter of 1999. Net income before non-cash compensation and listing expenses of $11.7 million was $8.3 million in the six months ended June 30, 2000, as compared to net income of $6.3 million for the corresponding period last year. This improvement is due primarily to the increase in revenues in our online marketplace services.

Liquidity and Capital Resources

Our activities are financed out of the cash generated from our operations, supplemented by borrowings from our controlling shareholder and from commercial banks, as necessary. On December 31, 1999 and June 30, 2000, we had a commitment of $11.4 million owing to our controlling shareholder. Effective January 1, 2000, we executed an unsecured promissory note in the principal amount of $11.4 million to establish the repayment terms of amounts owed to our controlling shareholder. We will begin repayment of this promissory note on January 1, 2005. We will make quarterly payments of principal and interest over the ten-year repayment period. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

Net cash generated from operating activities was $2.4 million during the first six months of 2000 and the net cash provided by operating activities was $1.0 million for the first six months of 1999. Net loss in the first six months of 2000 was $3.4 million. Adjustments to the net loss were non-cash compensation expense of $10.3 million, non-cash listing expenses of $1.4 million and non-cash depreciation and amortization expenses of $1.3 million, offset by a $2.0 million increase in receivables from sales representatives, $5.1 million loan to chairman & chief executive officer and a $2.1 million decrease in accrued liabilities and liabilities for incentive and bonus plans. The primary source of cash for operating activities in the first six months of 1999 was net income of $6.3 million and $1.3 million of non-cash adjustments to net income for depreciation and amortization expenses, $1.9 million reduction in prepaid expenses and other current assets offset partially by a $1.9 million decrease in accounts payable and $6.9 million repayment to parent company.

Net cash used for investing activities was $18.7 million for the first half of 2000, of which $5.9 million was used principally for capital expenditures for computers and software development and $13.0 million for investment in electronic commerce companies. Net cash used for investing activities in the first half of 1999 was $1.1 million, used primarily for the purchase of computers, software development.

Net cash generated from financing activities was $13.3 million in the first six months of 2000, which resulted from the short term borrowings. Net cash used for financing activities was $5.0 million in the first six months of 1999, which resulted from the advances to shareholders.

On March 17, 2000, we entered into a credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request us to secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded.

The loan may not be prepaid prior to the end of any quarter, but if the bank notifies us of its intention to charge a maintenance fee to cover its costs for the facility, we may prepay without penalty the amount outstanding within seven days of the bank's notice. When we entered into the credit facility, we paid the bank an arrangement fee of approximately sixteen thousand dollars. Our largest shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of June 30, 2000, $13.3 million of the principal was outstanding under this credit facility.

On March 22, 2000, we used $5.3 million of the credit facility, to repay and cancel a loan made on March 9, 2000 from Hung Lay Si Co. Ltd.. The loan was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs has executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the Federal Funds rate plus 2%, adjusted quarterly. The interest and principal on Mr. Hinrichs' loan, which is unsecured, are due on March 8, 2002. In addition, $8.0 million of the credit facility has been used to partially fund an investment in an unaffiliated electronic commerce company.

As of June 30, 2000, we have incurred costs of approximately $7.2 million for the development of Global Sources Connect. In addition, we expect to incur additional costs of approximately $6.5 million for this project through December 2000. In July 2000, we commence to develop Global Sources Transact Online, we expect to incur costs of approximately $1.4 million for this project through December 2000.

Gross trade receivables were $8.9 million on December 31, 1999, which had increased to $9.4 million by June 30, 2000,due to increase in revenue. We are enforcing a policy of collecting advance payments from less creditworthy customers. Advance payments received from advertising customers increased from $11.5 million as of December 31, 1999 to $12.1 million as at June 30, 2000, which also improved our liquidity.

We anticipate that cash on hand and cash generated from operations will be adequate to satisfy working capital and capital expenditure requirements and commitments based on our current level of operation. However, in order to take full advantage of the significant growth opportunities available in the electronic commerce business and provide for long-term increased investment in assets related to the development of online and software services segments, we expect to raise additional capital.

These investments may include:

  more and faster processing and memory capacity for the Global Sources database;
  increased transmission bandwidth for information transfer;
  software for enhanced transaction process management; and
  acquisitions of related operations and or technology providers.

On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we provided this company, on June 14, 2000 with an additional unsecured cash advance of $2.0 million, repayable within two years, or three months notice from us. We also have an option to convert the unsecured advances into equity shares.

We do not hedge our exposure to foreign currency fluctuations.